SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

_______________________

ELBIT VISION SYSTEMS LTD.
(Translation of Registrant’s name into English)

_______________________

7 Bareket Street, Industrial Park Caesarea, Post Office Box 3047, Caesarea, Israel
(Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☑

On October 17, 2011, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K. This report on Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.